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                                                                  Exhibit (e)(5)

                                  AMENDMENT TO
                                BRASS EAGLE INC.
                             1997 STOCK OPTION PLAN

                            Adopted November 20, 1997
                            Amended December 18, 2000


         THIS AMENDMENT to the 1997 Brass Eagle, Inc. Stock Option Plan is made by the Board pursuant to the right to amend the Plan reserved in Section 7.8 of the Plan. Effective December 18, 2000, the Plan is amended in the following respects:

         1.   Section 1 of the Plan is amended to provide as follows:

              Brass Eagle, Inc. (hereinafter referred to as the "Company") established the 1997 Stock Option Plan (the "Plan") to promote the interests of the Company and its shareholders through the (i) attraction and retention of executive officers, other key employees and consultants essential to the success of the Company; and (ii) enabling of such employees and consultants to share in the long-term growth and success of the Company. The Company subsequently amended the Plan to increase the maximum aggregate number of shares that may be issued pursuant to Awards made under the Plan and to eliminate Incentive Stock Options as permitted Awards under the Plan. The Plan permits the grant of Nonqualified Stock Options.

         2.   Section 2.3 of the Plan is amended to provide as follows:

              "Award" means individually or collectively, a grant under this Plan of Nonqualified Stock Options.

         3.   Section 2.25 of the Plan is amended to provide as follows:

              "Option" means a Nonqualified Stock Option.

         4.   Section 5.1 of the Plan is amended to provide as follows:

              Number of Shares. Subject to adjustment as provided in Section 5.4 herein, the maximum aggregate number of Shares that may be issued pursuant to Awards made under the Plan shall not exceed Six Hundred Seven Thousand Seven Hundred (607,700) Shares of Stock. No Participant may receive an Award which would cause such Participant to be issued more than 50% of the total number of Shares issued over the life of the Plan. Shares of Stock may be available from the authorized, but unissued Shares of Stock or treasury Shares. Except as provided in Sections 5.2 and 5.3 herein, the issuance of Shares in connection with the exercise of, or as other payment for, Awards under the Plan shall reduce the number of Shares available for future Awards under the Plan.


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         5.   Section 6.1 of the Plan is amended to provide as follows:

              Grant of Stock Options. Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may grant Options to Key Employees and Consultants as it shall determine. The Committee shall have sole and complete discretion in determining the Option Price (as hereinafter defined), the duration of the Option, the number of Shares to which an Option pertains, any conditions imposed upon the exercisability of the Options, the conditions under which the Options may be terminated, any restrictions upon the Stock awarded pursuant to the exercise of an Option and any such other provisions as may be warranted to comply with the law or rules of any securities trading system or stock exchange. Each Option grant shall have such specified terms and conditions detailed in an Award Agreement.


                                                              BRASS EAGLE INC.